C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	2006	2005	2004	2003	2002	2001
Earnings before taxes	$347.6	$449.6	$414.2	$223.2	$211.0	$204.9
Add(Deduct):
Fixed charges	21.8	17.3	17.7	17.9	17.4	19.1
Undistributed earnings of less than 50% owned companies carried at equity	(0.2)	(3.6)	(2.4)	(2.0)	(1.1)	(2.0)

Earnings available for fixed charges	$369.2	$463.3	$429.5	$239.1	$227.3	$222.0

Fixed charges:
Interest, including amounts capitalized	$16.9	$12.2	$12.7	$12.5	$12.6	$14.2
Proportion of rent expense deemed to represent interest factor	4.9	5.1	5.0	5.4	4.8	4.9

Fixed charges	$21.8	$17.3	$17.7	$17.9	$17.4	$19.1

Ratio of earnings to fixed charges	16.94	26.78	24.27	13.36	13.06	11.62

Exhibit 12.1